                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ___)*

                       SERVICEMASTER LIMITED PARTNERSHIP
                               (Name of Issuer)

                           Public Partnership Shares
                        (Title of Class of Securities)

                                  817615 10 7
                                (CUSIP Number)

                                Herbert A. Getz
                            WMX Technologies, Inc.
                             3003 Butterfield Road
                      Oakbrook, IL 60521  (708) 572-8800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 31, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement (X). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1    NAME OF REPORTING PERSON:  WMX Technologies, Inc.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  36-266063

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
       a ( )   b ( )
3    SEC USE ONLY
4    SOURCE OF FUNDS:  OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E):   ( )   None
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7    SOLE VOTING POWER:                18,107,143*
8    SHARED VOTING POWER:                       0
9    SOLE DISPOSITIVE POWER:           18,107,143*
10   SHARED DISPOSITIVE POWER:                  0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       18,107,143
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:  ( )
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  approximately 19
14   TYPE OF REPORTING PERSON:  CO

* Held through a wholly-owned subsidiary, WMI Urban Services, Inc.



1    NAME OF REPORTING PERSON:  WMI Urban Services, Inc.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  36-3524223

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  Not applicable
       a ( )   b ( )
3    SEC USE ONLY
4    SOURCE OF FUNDS:  OO
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(E):   ( )   None
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7    SOLE VOTING POWER:               18,107,143
8    SHARED VOTING POWER:                      0
9    SOLE DISPOSITIVE POWER:          18,107,143
10   SHARED DISPOSITIVE POWER:                 0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       18,107,143
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES:  ( )
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  approximately 19
14   TYPE OF REPORTING PERSON:  CO

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this statement on Schedule 13D relates is the public partnership shares (the "Partnership Shares") of ServiceMaster Limited Partnership (the "Company"), which has its principal executive offices at One ServiceMaster Way, Downers Grove, Illinois 60515.

     The Company's shareholders previously approved a merger whereby, among other things, ServiceMaster Incorporated Delaware ("ServiceMaster Delaware") will succeed to the position now held by the Company as the ultimate parent company of the ServiceMaster enterprise (the "Reincorporating Merger"). ServiceMaster Delaware and the Company are sometimes hereinafter collectively referred to as (the "Company"). The term "ServiceMaster Shares" used hereinafter means any of the following which may be outstanding at a particular time: (i) Partnership Shares; (ii) shares of common stock of ServiceMaster Delaware; and (iii) any other equity security issued by the Company, ServiceMaster Delaware or any company which succeeds to the business of the Company.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) (b) (c) This statement is being filed jointly by WMX Technologies, Inc., a Delaware corporation ("WMX"), and WMI Urban Services, Inc., a Delaware corporation, and a wholly-owned subsidiary of WMX ("WMUS"). The principal business and office address of each of WMX and WMUS is 3003 Butterfield Road, Oakbrook, Illinois 60521. The principal business of WMX is to engage through subsidiaries in the businesses of providing waste management services and other related services. The principal business of WMUS is to hold the Partnership Shares. The name, business address, present principal occupation and citizenship of each executive officer and director of WMX and WMUS are set forth in Appendix A hereto, which is incorporated herein by reference.

     (d) (e) During the last five years, neither WMX nor WMUS, nor to the best knowledge of WMX or WMUS, any of their respective executive officers or directors, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in Item 4 hereto, this statement on Schedule 13D relates to the acquisition by WMUS, of 18,107,143 Partnership Shares of the Company on December 31, 1995 pursuant to a Contribution Agreement dated December 31, 1995 (the "Contribution Agreement") by WMX, WMUS, the Company and ServiceMaster Consumer Services Limited Partnership ("ServiceMaster Consumer Services").

     As consideration for the 18,107,143 Partnership Shares of the Company and other rights with respect to the Company's Partnership Shares (including an Option (as hereinafter defined) to acquire additional ServiceMaster Shares) as discussed below, WMUS has contributed to the Company 308,078 limited partnership shares in ServiceMaster Consumer Services (the "Consumer Shares"). Contemporaneously with the signing of the Contribution Agreement, WMX, WMUS, the Company and other related entities have entered into (i) an Option Agreement,
(ii) a Relationship Agreement, and (iii) a Business Development Agreement, each discussed in Item 4 below, and each as hereinafter defined.

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transaction was to convert WMUS's ownership interest in ServiceMaster Consumer Services (which represented approximately 28% of the Consumer Shares, with the Company owning the remaining 72%) into a direct interest in the Company, a public company the equity securities of which are traded on the New York Stock Exchange, Inc. (the "NYSE"). WMUS presently intends to hold the Partnership Shares and the Option for investment, subject to the terms of the Relationship Agreement and the Option Agreement, and has no current intention to increase or decrease its ownership interest in the Company except to the extent of any exercise of the Option.

     Except as otherwise indicated herein, none of WMX, WMUS, or any person named in Appendix A hereto, in his or her capacity as an officer or director of WMX or WMUS, has any present plans or proposals with respect to the Company that relate to or that could result in the occurrence of any of the events set forth in paragraph (a) through (j) of Item 4 of Schedule 13D.

     Pursuant to the Contribution Agreement, (i) WMUS contributed the Consumer Shares to the Company (totaling approximately 28% of the ownership interest in ServiceMaster Consumer Services) and (ii) the Company issued (y) 18,107,143 Partnership Shares to WMUS (totaling approximately 19% of the issued and outstanding Partnership Shares of the Company) and (z) an Option to WMUS subject to the conditions specified in the Option Agreement, as discussed below. As noted above, contemporaneously with the signing of the Contribution Agreement, WMX, WMUS the Company and other related entities entered in (i) an Option Agreement, (ii) a Relationship Agreement and (iii) a Business Development Agreement. The discussion of the Option Agreement and Relationship Agreement is qualified by reference to the respective agreement, and a copy of each such agreement is attached hereto as an exhibit and incorporated herein by reference.

     Pursuant to an Option Agreement between WMUS and the Company (the "Option Agreement") dated December 31, 1995, the Company issued an option (the "Option") to WMUS to purchase 1,250,000 ServiceMaster Shares (subject to adjustment in accordance with the terms of the Option Agreement) on the terms and subject to the limitations specified in the Option Agreement. The term of the Option is January 1, 1996 to December 31, 2000 and may be exercised at any time, in whole or in part, during the period from and including January 1, 1997, to and including December 31, 2000. In no event may the Option be exercised prior to January 1, 1997.

     The Option does not entitle WMUS to any voting rights or other rights as a limited partner of the Company prior to the effective exercise of the Option and payment of the Option exercise price (deemed to be $33.00 per ServiceMaster Share, unless otherwise adjusted under the Option Agreement). The Option is not transferable by WMUS (except to an affiliate) without prior written consent of the Company. The terms of the Option Agreement provide that the Company may request WMUS (or other holder of the Option) to exercise the Option if the closing price of ServiceMaster Shares on the New York Stock Exchange (the "NYSE") is greater than or equal to $39.00 per share, subject to adjustment, continuously throughout a period of forty NYSE trading days commencing on or after November 4, 1997 (the "Option Period"). If WMUS (or other holder of the Option) does not exercise the Option within a specified period following the receipt of the Company's exercise request, the Company will have the right to purchase the Option at a price equal to the number of ServiceMaster Shares which are then obtainable for purchase upon exercise of the Option multiplied by (i) the average market price of the ServiceMaster Shares during the Option Period over (ii) the Option exercise price. The Option exercise price is subject to certain adjustments resulting from any dividends or distributions on the ServiceMaster Shares declared or issued by the Company.

     If WMX would beneficially own more than 21% of the ServiceMaster Shares outstanding determined on a fully diluted basis in accordance with generally accepted accounting principles after exercise of the Option, then to the extent that such 21% figure is exceeded, the Company may at its election pay WMX in cash for that number of ServiceMaster Shares which produces such excess over 21%. The cash to be paid by the Company is equal to the value of the "spread" on the amount of ServiceMaster Shares producing such excess over 21%. The "spread" is the amount determined by multiplying such number of excess shares by the excess (if any) of (i) the average market price per share of the ServiceMaster Shares during the 40 New York Stock Exchange trading days immediately preceding the delivery of the Option exercise notice over (ii) the then applicable Option exercise price.

     Pursuant to a Relationship Agreement between WMX, WMUS, the Company and ServiceMaster Delaware (the "Relationship Agreement") dated December 31, 1995, neither WMX nor any of its affiliates may acquire or offer to acquire, directly or indirectly, (other than through exercise of the Option) beneficial ownership of ServiceMaster Shares if after giving effect to the acquisition, WMX would beneficially own more than approximately 21% of the ServiceMaster Shares then outstanding or shares representing 21% of the votes which could be cast in any election to any position on the Company Board. As used hereafter, "Permitted Number" of shares means 21% as applied to WMX and 15% as applied to anyone other than WMX. The Relationship Agreement also restricts the sale, transfer, assignment, pledge, hypothecation or other direct or indirect disposition by WMX and WMUS (other than a transfer by WMUS to WMX) of ServiceMaster Shares then held by it or them, the ServiceMaster Shares underlying the Option and the Option itself (collectively, the "WM Shares"). Under the Relationship Agreement, WMX may transfer beneficial ownership of ServiceMaster Shares held by it to any affiliate of WMX (including any person who acquires all or substantially all of the business operated by WMX and its affiliates, such person hereinafter referred to as a "WMX Successor") provided that (y) the affiliate or WMX Successor agrees to be bound by all provisions in the Relationship Agreement which apply to WMX and (z) no transfer to a WMX

Successor will be made if after the transfer WMX and the WMX Successor collectively own more than the number of the ServiceMaster Shares which WMX should have been entitled to beneficially own if the transfer had not taken place. WMX has also agreed to limit its market sales (other than pursuant to a registration statement, to an affiliate, pursuant to a private placement, to ServiceMaster or in the event of a ServiceMaster change in control) to 15% of the average daily trading volume over the four weeks preceding the week of sale. In no event may any WM Shares be transferred if WMX or any affiliate of WMX knows that the purchaser would be an owner of 5% or more of the outstanding ServiceMaster Shares after the transfer or is a person (a "Raider") who has publicly announced an intention to accomplish a Takeover (as defined below) has advised WMX that it is considering a Takeover, has been identified by the Company as considering a Takeover or WMX knows is considering a Takeover. The Relationship Agreement also provides that WMX may not transfer ServiceMaster Shares during any Arbitrage Period, as defined in the Agreement. WMX has also agreed to instruct any underwriters or other representatives engaged by it in connection with a sale to observe similar restrictions on sales.

     WMX, on behalf of itself and its affiliates, has also agreed under the Relationship Agreement not to (i) attempt to carry out any Takeover of the Company (which would be deemed to occur if, among other things, any person becomes the beneficial owner of more than the Permitted Number of ServiceMaster Shares or engages in certain transactions resulting in a more than 21% change in the Company's share ownership or a change in the chief executive officer of the Company or any person not approved by a majority of the Company's Board acquires a Board seat or any distribution of all or a substantial part of the Company's assets shall be made (a "Takeover")), (ii) propose to the Company any transaction between WMX or its affiliates and the Company which would constitute, or which it is reasonably possible could lead to a Takeover, (iii) endorse or propose that the Company accept any proposal from any other person which could result in or lead to a Takeover or (iv) enter into discussions, negotiations, arrangements or understandings with or advise, assist or encourage, act in concert with, or otherwise support any person in connection with any activities which it is reasonably possible could lead to a Takeover. WMX is also obligated to inform the Company if any person approaches WMX concerning a Takeover.

     In addition, WMX, on behalf of itself and its affiliates, has agreed (i) in the event of a contest for any position on the Company's Board, to vote for the candidate nominated by a majority of the incumbent members of the Company's Board, (ii) not to vote in favor of any Takeover which is opposed by the Company's Board, (iii) not to solicit proxies or consents, become a participant in a solicitation of proxies or consents or work in concert with a third party's solicitation of proxies or consents, except in support of solicitations made by or on behalf of the Company's Board, or (iv) not to vote in favor of the removal of any Company general partner (unless the general partner is guilty of gross negligence) or director (unless the director is guilty of gross negligence).

     The Repurchase Agreement provides that one position on the Company's Board will be filled by a person nominated by WMX, currently filled by Philip B. Rooney, President and Chief Operating Officer of WMX. The Company has agreed that in connection with any election of directors at which the term of WMX's representative is scheduled to expire or the position is vacant, the Company will nominate for election a candidate selected by WMX who is reasonably satisfactory to the Company's Board. The Company has also agreed to request that Company directors fill a vacancy created by the resignation (or other reason) of a WMX representative with a person nominated by WMX who is reasonably satisfactory to the Board.

     The Repurchase Agreement provides that WMX will offer the Company a "first refusal right" such that the Company will have the opportunity to purchase the WM Shares before WMX transfers the shares to another party, other than a WMX affiliate. The price at which the Company may purchase WM Shares will be the market price per ServiceMaster Share on a specified date.

     From and after January 1, 1998, WMX shall be entitled to require the Company to register under the Securities Act of 1933, as amended (i) the 18,107,143 Partnership Shares received by WMX under the Contribution Agreement,
(ii) the Partnership Shares underlying the Option, (iii) all ServiceMaster Shares which WMX may acquire in compliance with the Relationship Agreement prior to the first to occur of a sale of shares pursuant to a registration as required by the Relationship Agreement or sales by WMX aggregating more than 2% of the outstanding ServiceMaster Shares, (iv) other ServiceMaster Shares acquired by WMX which the Company in its sole discretion shall agree to register and (v) other shares issued in respect of ServiceMaster Shares. The Relationship Agreement also provides WMX with four demand registrations, subject to minimum share amount requirements, and piggyback registration rights.

     The Relationship Agreement also provides the Company with the right to purchase the ServiceMaster Shares and the Option in the event of a change in control of WMX, as defined therein.

     The Repurchase Agreement will generally terminate on the first to occur of
(i) the first day after WMX ceases to own 1% or more of the outstanding ServiceMaster Shares and shall not have been a 1% owner at any time during the preceding 36 consecutive calendar months, (ii) the consummation of any change in control of the Company or (iii) January 1, 2030. During any time when WMX is a 5% or less shareholder, the Agreement's provisions concerning WMX's Board representation, 21% limit on share ownership, not facilitating or engaging in a Takeover, voting ServiceMaster Shares and transferring ServiceMaster Shares (other than the right of first refusal described above) shall be suspended. If the Company incurs a change in control (as defined in the Agreement), the Agreement generally terminates except as to WMX's registration and Board representation rights.

     WMX and the Company have also entered into a Business Development Agreement (the "Business Development Agreement") dated December 31, 1995. Under the Business Development Agreement, WMX will pay the Company $30 million over five years (i) for the Company's promotion of WMX's waste management and other services, and (ii) for access to the Company's customer base for marketing efforts. The Business Development Agreement also provides that WMX and the Company will consider undertaking various joint and cross-marketing activities.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     (a) WMX beneficially owns a total of 18,107,143 Partnership Shares, representing approximately 19% of the total number of Partnership Shares outstanding, as reflected in the Company's most recent filing on Form 10-Q. In addition, WMUS has the right to acquire additional Partnership Shares pursuant to the Option granted under the Option Agreement described in Item 4. The Partnership Shares are subject to a right of first refusal in favor of the Company pursuant to the Relationship Agreement described in Item 4.

     (b) WMUS has sole voting power and dispositive power over the 18,107,143 Partnership Shares. WMUS's right to dispose of such shares is subject to the right of first refusal in favor of the Company and certain transfer restrictions, each as set forth in the Relationship Agreement described in
Item 4.

     (c) Except for the acquisition of Partnership Shares described above in
Item 3, during the past 60 days, neither WMX nor WMUS, nor, to the best knowledge or WMX or WMUS, no executive officer or director, has effected any transaction in the Partnership Shares.

     (d) No person other than WMX has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Partnership Shares beneficially owned by WMX.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SHARES OF THE ISSUER.

     Except as provided in the Contribution Agreement, Option Agreement, Relationship Agreement and Marketing Agreement, neither WMX nor WMUS has any contracts, arrangements, understandings or relationship (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     1.   Joint Filing Agreement

     2. Option Agreement, dated as of December 31, 1995 between WMI Urban Services, Inc., ServiceMaster Limited Partnership and Service Master Incorporated of Delaware.

     3. Relationship Agreement, dated as of December 31, 1995 between WMX Technologies, Inc., WMI Urban Services, Inc., ServiceMaster Limited Partnership and ServiceMaster Incorporated of Delaware.

                                   Signature

     After reasonable inquiry and to the best of its knowledge and belief, WMX Technologies, Inc. certifies that the information set forth in this statement is true, complete and correct.

                                                 WMX Technologies, Inc.



                                                 By: /s/ Thomas A. Witt
                                                     Vice President
Dated: January 2, 1996

                                   Signature

     After reasonable inquiry and to the best of its knowledge and belief, WMI Urban Services, Inc. certifies that the information set forth in this statement is true, complete and correct.

                                                 WMI Urban Services, Inc.



                                                 By: /s/ Dale B. Tauke
                                                     Authorized Representative
Dated: January 2, 1996

                                   APPENDIX A

                        Executive Officers and Directors
                        --------------------------------


     The name and principal occupation or employment of each executive officer and director of WMX are set forth below. Except as otherwise noted below, the business address of each such person is 3003 Butterfield Road, Oak Brook, Illinois 60521. Each such person is a citizen of the United States.

     Directors                           Principal Occupation
     ---------                           --------------------

          H. Jesse Arnelle                    Attorney

          Howard H. Baker, Jr.                Attorney

          Dr. Pastora San Juan Cafferty       Professor, University of
                                              Chicago School of Social
                                              Service Administration

          Dean L. Buntrock                    Chairman of the Board and
                                              Chief Executive Officer

          Jerry E. Dempsey                    Chairman and Chief
                                              Executive Officer
                                              PPG Industries, Inc.

          James B. Edwards                    President, Medical University
                                              of South Carolina

          Donald F. Flynn                     Chairman and President of
                                              Flynn Enterprises, Inc.

          Peter H. Huizenga                   President, Huizenga Capital
                                              Management

          Peer Pedersen                       Attorney

          James R. Peterson                   Retired

          Phillip B. Rooney                   President and Chief
                                              Operating Officer of WMX

          Alexander B. Trowbridge             President, Trowbridge
                                              Partners, Inc.

     Executive Officers (who are not Directors)
     ------------------------------------------

          Herbert A. Getz                     Senior Vice President,
                                              Secretary and General
                                              Counsel of WMX

          Thomas C. Hau                       Vice President and Controller
                                              of WMX

          James E. Koenig                     Senior Vice President and
                                              Chief Financial Officer of
                                              WMX

          D. P. Payne                         Senior Vice President -
                                              Corporate and Public Affairs
                                              of WMX

          Donald A. Wallgren                  Vice President - Chief
                                              Environmental Officer
                                              of WMX


     The name and principal occupation or employment of each executive officer and director of WMUS are set forth below. Except as otherwise noted below, the business address of each such person is 3003 Butterfield Road, Oak Brook, Illinois 60521. Each such person is a citizen of the United States.

                Name                               Principal Occupation
                ----                               --------------------

          Thomas C. Hau, Director                     See above

          James E. Koenig, Director and President     See above

          Stephen P. Stanczak, Director, Vice         Vice President - Legal
          President and Secretary                     Affairs - Waste Management
                                                      International plc